Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

March 30, 2015

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Caesars Growth Properties Holdings, LLC

Registration Statement on Form S-4

Ladies and Gentlemen:

On behalf of our clients, Caesars Growth Properties Holdings, LLC and Caesars Growth Properties Finance, Inc. (each an “Issuer” and together, the “Issuers”), we are transmitting for filing with the Securities and Exchange Commission in electronic form a Registration Statement on Form S-4 (the “Registration Statement”), in connection with the proposed registration under the Securities Act of 1933, as amended (the “Securities Act”), of the offer to exchange $675,000,000 aggregate principal amount of the Issuers’ 9.375% Second-Priority Senior Secured Notes due 2022 and the guarantee of such securities by the Issuers for a like principal amount of substantially similar notes and guarantees of such securities by the Issuers that were issued in a transaction exempt from registration under the Securities Act.

The Issuers have informed us that the filing fee in the amount of $78,435 was wired to the Securities and Exchange Commission’s account at U.S. Bank, N.A.

Should you have any questions regarding the Registration Statement, please feel free to contact Erin Barrett at (212) 373-3656 or ebarrett@paulweiss.com or the undersigned at (212) 373-3055 or mthurmond@paulweiss.com.

Very truly yours,

/s/ Monica K. Thurmond
Paul, Weiss, Rifkind, Wharton & Garrison LLP

cc:	Craig Abrahams
Caesars Growth Properties Holdings, LLC
CAbrahams@Caesars.com